U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12b-25

                           Notification of Late Filing

                         Commission file number 0-11104


     [ ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q
                         and Form 10-QSB [ ] Form N-SAR

                      For Period Ended: September 30, 1999

                                     PART I

                               NOBLE ROMAN'S, INC.
                 (Name of small business issuer in its charter)


                Indiana                               35-12811
     (State or other jurisdiction                 (I.R.S. Employer
   of incorporation or organization)             Identification No.)

                         One Virginia Avenue, Suite 800
                           Indianapolis, Indiana 46204
                    (Address of principal executive offices)

Issuer's telephone number:  (317) 634-3377
Securities registered under Section 12(b) of the Act:  None
Securities registered under Section 12(g) of the Act:  Common Stock


                                     PART II

Form 10-Q cannot be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25b as follows:

[x] (a) For reasons described in Part III, Form 10-Q for the quarter ended September 30, 1999 cannot be filed timely without unreasonable effort or expense, therefore, we are requesting a fifteen (15) day extension of time to file subject form.

[x] (b) Form 10-Q will be filed on or before the 15th day following its current due date of November 15, 1999.

[ ] (c) The accounting statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III

As a result of converting the Company's accounting system in order to be incompliance with Y2K issues, the Company was unable to complete Form 10-Q for the quarter ended September 30, 1999. Form 10-Q will be filed promptly upon completion.


                                     PART IV

        (1) Name and telephone number of person to contact in regard to this modification: Paul W. Mobley, Chairman, (317) 634-3377.

        (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 [X] Yes [ ] No

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [X] Yes [ ] No

The net loss that will be reported for the three month and nine month periods ended September 30, 1999 will be approximately the same as the net loss for the same periods in 1998. However, the Company continues to shift from operating full-service restaurants to franchising its Express concept. As such, the Company has experienced significant growth in the number of franchised Express locations. Revenues from Express royalties and fees less Express operating expenses has grown from $358 thousand to approximately $550 thousand in the three month period ended September 30, 1999 compared to the same period in 1998, and from $697 thousand to approximately $1,575 thousand in the nine month period ended September 30, 1999 compared to the same period in 1998. In addition, the Company reduced its general and administrative costs by approximatley $120 thousand and $300 thousand for the three and nine month periods ended September 30,1999 compared to the same period in 1998, respectively. These improvements were partially offset by a larger loss from the full-service restaurants and increased interest cost due to additional borrowings.


Noble Roman's, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: November 15, 1999                     By: /s/ Paul W. Mobley
      -----------------                        ------------------------
                                               Paul W. Mobley, Chairman